UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D–9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

EMERGENT GROUP INC.

(Name of Subject Company)

EMERGENT GROUP INC.

(Names of Persons Filing Statement)

Common Stock, $0.04 par value

(Title of Class of Securities)

29089V–20–3

 (CUSIP Number of Class of Securities)

Bruce J. Haber

Chief Executive Officer

EMERGENT GROUP INC.

10939 Pendleton Street

Sun Valley, California 91352

(818) 394–2800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Steven Morse, Esq.

Morse & Morse PLLC

1400 Old Country Road, Suite 302

Westbury, New York 11590

(516) 487–14446

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The attached FAQ was emailed and provided to Emergent Group Inc. employees on February 7, 2011.

Statements in this Schedule 14D-9 contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934.  These statements are based upon management’s current expectations and are subject to uncertainty and changes in circumstances, including the risks that the proposed transactions may not be consummated (or, if consummated, consummated on the currently proposed terms including the proposed price per share), and unanticipated future events (some of which are discussed in the Company’s most recent Annual Report on Form 10-K and subsequently filed SEC reports)  There is no assurance that any forward-looking statements will prove accurate, as actual results and future events could differ materially from those presently anticipated.

This FAQ is provided to help answer some questions you may have about the proposed merger with Universal Hospital Services, Inc. (“UHS”)

1.               Q: Who is UHS?

A:  UHS is a leading provider of medical equipment management and service solutions to the US health care industry. UHS manages more than 565,000 pieces of medical equipment for over 8,600 clients in all 50 states.

For more than 70 years, UHS has delivered medical equipment management and service solutions that help clients reduce costs, increase operating efficiencies, improve caregiver satisfaction and support optimal patient outcomes.  We provide unmatched world-class service, and offer tools and documentation to verify positive results for caregivers and patients.

What We Do:

Equipment & Service:
UHS provides rental, sales and technical services for nearly all types of medical equipment. Our highly trained team is available 24/7 to provide local service and access to equipment our customers need, when they need it most.

360 Equipment Management Programs:

360 Equipment Management Programs offer comprehensive solutions for managing and maintaining medical equipment in a health care facility with on-site staff and proprietary management software. In partnership with our customers, these programs improve operational efficiency and caregiver satisfaction, supporting optimal patient care and safety.

Patient Care Solutions:

Our Patient Care Solutions focus on the areas of wound management, bariatrics, fall management, respiratory therapy and maternal/infant care. These equipment-based therapy solutions help clients achieve optimal clinical outcomes while controlling costs.

No other company partners with health care professionals the way UHS does — building trust, driving accountability and maintaining long-term working relationships. Through equipment management solutions, world-class service and decades of experience, UHS makes caregivers better equipped to care™.  Learn more at www.uhs.com.

2.               Q:  What are the strategic benefits for PRI of a merger with UHS?

A:    The key strategic benefits we foresee include the following:

•      Expanding our ability to sell more PRI services to our existing customers and to customers in new territories.

•                  Providing the services that UHS offers to PRI Medical customers nationwide

•                  Partnering with the UHS Account Executive sales force and National Accounts team to provide more PRI services to existing and new customers.

•                  Opportunity to leverage UHS’ extensive customer relationships and national coverage to expand PRI’s business.

•                  Creating new and enhanced career opportunities for PRI Medical and UHS teammates.

3.               Q: How will the proposed merger with UHS affect PRI Medical employees?

A: This transaction is expected to have little impact on how our PRI employees service our customers. It will be business as usual—with a focus on growing our business and serving our customers.  The plan is to partner with UHS to grow PRI Medical into a larger company with more customers and employees across the United States.  As PRI Medical grows, we expect to offer employees more opportunities to serve our expanding customer base and professional growth and development.

4.               Q:  Who will be providing leadership for PRI Medical after the proposed merger is completed?

A: UHS was attracted to PRI Medical because of its strong management team and the prospects that the existing management team will lead the Company into a new generation of profitable customer and employee growth.  Bruce Haber will remain the CEO of PRI Medical and the people that report up through him will continue to do so.

5.               Q:  To what degree will UHS and PRI Medical be integrated?

A:  Integration activities will focus on the PRI Medical sales team working with UHS’ 100 plus local Account Executives and UHS’ national account team who work with all of the Group Purchasing Organizations (GPOs) and large hospital Integrated Delivery Networks (IDNs). UHS has over 80 district offices around the country, and those offices will be available to support PRI Medical employees in our efforts to grow our business.  PRI Medical will continue to operate as a separate business unit as part of the UHS family.

6.               Q: Will PRI Medical still be known as “PRI Medical”?

A:  Yes, PRI Medical will retain the use of its market recognized identity and logo, and become known as “A UHS Company” when the proposed merger is completed.

7.             Q: Will I become a UHS Employee?

A:  You will continue to be employed by PRI Medical, which will be a wholly owned subsidiary of UHS, and will be part of the greater UHS team.

8.               Q: Will there be any immediate changes to PRI Policy & Procedure Employee Handbook?

A:  No, PRI Medical will operate as a separate business unit and there will be no immediate changes to the employee handbook.  Over time, we expect to make the employee policy and procedure consistent across the combined organization.

9.               Q: Will there be any changes to my salary?

A: No, there are no planned changes to your pay rate, commission, bonus programs or vehicle policy at this time.  Your paycheck will continue to be paid through PRI using the current frequency and time reporting policies.

10.         Q: Will my job title change?

A: No, there are no planned changes to your job title or organizational structure.  You will continue to report to the same manager and have the same responsibilities as before the merger.

11.         Q: Will there be employee layoffs?

A.  PRI Medical will continue to operate as a separate business unit and employees will continue to be a vital part of the company’s success.  There are no planned reductions in staff at this time.  Both UHS and PRI Medical will continue to add employees and adjust staffing levels to meet the needs of its customers and business operations.

12.         Q:  Will I be eligible for a performance appraisal and merit increase this year?

A: Performance appraisals and merit increases will be available based on current PRI Medical policies.

13.         Q:  Will UHS recognize my years of service with PRI?

A:  Yes, your date of hire will not change and your years of service will be recognized through the UHS Recognition program.  Your years of service will also count for time-off policies and for vesting in the 401(k) plan.

14.       Q: How will my benefits be affected after the closing?

A:  Your benefits will not be immediately affected as a result of this transaction.  Your current medical, dental and vision programs will continue for the remainder of 2011; however, UHS plans to transition PRI employees to the UHS benefit programs for the next open enrollment period effective January 1, 2012.  UHS current benefit programs generally compare favorably with those of PRI Medical.

15.         Q:  How do UHS benefits compare to PRI Benefits

A: UHS provides comprehensive medical, dental and vision programs, company paid life and disability coverage, Flex Spending Accounts and a Tuition Reimbursement program that provides up to $3,000 per calendar year for a wide variety of educational courses and programs.  UHS also provides employees with a 401(k) plan that matches employee contributions at $.50 up to 6% of pay.  UHS benefits generally compare favorably with those of PRI Medical.  More information will be available as we get closer to the planned transitioning benefits for 2012.

16.         Q:  When will I learn more about UHS Benefits?

A: UHS Open Enrollment for 2012 will begin in October 2011.  You will receive detailed information about the UHS benefit programs during open enrollment and will have the opportunity to enroll in the UHS programs at that time.

17.         Q:  What will happen to my 401(k) Plan?

A: Your current 401(k) plan will continue with the Principal for now and you may continue to make contributions to the Plan.  UHS plans to merge the PRI 401(k) Plan with the UHS Long Term Savings Plan by the end of 2011.  The UHS Long Term Savings Plan can help you reach your retirement goals by providing pre-tax contributions, matching contributions of $.50 on every dollar up to 6%of pay, 20 professionally managed investment choices, loan and hardship withdrawals and 100% vesting in matching contributions after three years of service.  Remember, your years of service with PRI will count towards your vesting credit under this Plan.

18.         Q:  What happens to my vacation and sick hours that I have accrued?

A: Your current vacation and sick time accruals will continue.  No changes to these programs are expected at this time; however UHS plans to transition PRI payroll and time off policies to UHS policies by January 1, 2012.  UHS offers a generous PTO program that provides full-time employees with three to five weeks of paid time off (PTO) each year - depending on your years of service, three floating holidays each year and seven company-paid holidays.  UHS also provides PTO for part-time employees

19.         Q:  What is the timeline for this transaction?

A: The transaction is expected to close in 45-90 days.

20.         Q:  What do we do between now and the closing of the transaction?

A:  It’s business as usual—focusing on growing our business and servicing our customers.

21.         Q:  How would this proposed transaction be structured?

A:  UHS would pay cash to acquire 100% of the shares of PRI Medical’s holding company, Emergent Group Inc., which then becomes a wholly owned subsidiary of UHS.

IMPORTANT INFORMATION AND WHERE TO FIND IT

This is not an offer to purchase or a solicitation of an offer to sell any securities of Emergent Group Inc. (“Emergent Group”).  The planned tender offer by Universal Hospital Services, Inc. (“UHS”) for all of the outstanding shares of the common stock of Emergent Group has not yet been commenced.  Upon commencement of the tender offer, UHS will mail to Emergent Group stockholders an offer to purchase and related materials and Emergent Group will mail to Emergent Group stockholders a solicitation/recommendation statement with respect to the tender offer.  UHS will file its offer to purchase with the Securities and Exchange Commission (the “SEC”) on Schedule TO and Emergent Group will file its solicitation/recommendation statement with the SEC on Schedule 14D-9.  Emergent Group stockholders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer.  Emergent Group stockholders may obtain a free copy of these materials (when available) and other documents filed by UHS or Emergent Group with the SEC at the website maintained by the SEC at www.sec.gov.  The offer to purchase and related materials, the solicitation/recommendation statement, the Schedule TO, and the Schedule 14D-9 may also be obtained (when available) for free by contacting the information agent for the tender offer (when one is selected).